Exhibit 99.2

SONOSITE, INC.
STOCK OPTION ASSUMPTION AGREEMENT

Dear [NAME]:

As you know, on June 30, 2010 (the “Closing Date”), SonoSite, Inc. (“SonoSite”) acquired VisualSonics, Inc. (“VisualSonics”) (the “Acquisition”) pursuant to the Share Purchase Agreement by and among SonoSite, VisualSonics and the shareholders of VisualSonics listed therein dated as of May 26, 2010 (the “Purchase Agreement”).  On the Closing Date, you held one or more outstanding options to purchase shares of VisualSonics common stock granted to you under the 2010 Equity Incentive Plan of VisualSonics (the “2010 Plan”).  Pursuant to the Purchase Agreement, on the Closing Date, SonoSite assumed all obligations of VisualSonics under your outstanding option (or options) under the 2010 Plan.  This Stock Option Assumption Agreement (this “Agreement”) evidences the terms of SonoSite’s assumption of an option (or options) to purchase VisualSonics common stock granted to you under the 2010 Plan (the “VisualSonics Option(s)”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and VisualSonics (the “Option Agreement(s)”), including the necessary adjustments for assumption of the VisualSonics Option(s) that are required by the Acquisition.  Please note that in connection with the Acquisition, any and option(s) other than those granted under the 2010 Plan were cancelled and forfeited upon the Closing.  Accordingly this Assumption Agreement apples only to your option(s) granted under the 2010 Plan.

The table below summarizes your VisualSonics Option(s) immediately before and after the Acquisition:
VISUALSONICS OPTION				ASSUMED OPTION
Grant Date	Option Type	No. of VisualSonics Shares	Exercise Price per VisualSonics Share	No. of SonoSite Shares	Exercise Price per SonoSite Share
6/29/10	NQSO		$2.54		$27.45

The post-Acquisition adjustments are based on the Option Exchange Ratio of .092555881 as determined in accordance with the terms of the Purchase Agreement. The number of shares of SonoSite common stock subject to your assumed VisualSonics Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your VisualSonics Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of SonoSite common stock (with no cash payable for any fractional share eliminated by such rounding).  The exercise price per share of your assumed VisualSonics Option(s) was determined by dividing the exercise price per share of your VisualSonics Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

Unless the context otherwise requires, any references in the 2010 Plan and the Option Agreement(s) to: (i) the “Company” or the “Corporation” means SonoSite, (ii) “Stock,” “Common Stock” or “Shares” means shares of SonoSite common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of SonoSite and (iv) the “Committee” means the Compensation Committee of the Board of Directors of SonoSite.  All references in the Option Agreement(s) and the 2010 Plans relating to your status as an employee or consultant of VisualSonics will now refer to your status as an employee of SonoSite or any present or future SonoSite subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed VisualSonics Option(s) remain the same as set forth in the Option Agreement(s) but with the number of shares subject to each vesting installment and the exercise price per share adjusted to reflect the effect of the Acquisition.  Vesting of your assumed VisualSonics Option(s) may be suspended during all leaves of absence in accordance with SonoSite’s policies and, the only permissible methods to exercise your assumed VisualSonics Option(s) are cash, check,  wire transfer or through a cashless exercise program with a SonoSite-designated broker.  All other provisions which govern either the exercise or the termination of your assumed VisualSonics Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) will govern and control your rights under this Agreement to purchase shares of SonoSite common stock, except (i) no assumed VisualSonics Option(s) may be “early exercised” (i.e., an assumed VisualSonics Option may be exercised for shares of SonoSite common stock only to the extent the assumed VisualSonics Option is vested at the time of exercise pursuant to the applicable vesting schedule) and (ii) as expressly modified by this Agreement, the Purchase Agreement or otherwise in connection with the Acquisition.  Upon termination of your employment with SonoSite or any present or future SonoSite subsidiary, you will have the applicable limited post-termination exercise period specified in your Option Agreement(s) for your assumed VisualSonics Option(s) to the extent vested and outstanding at the time of termination after which time your assumed VisualSonics Option(s) will expire and NOT be exercisable for SonoSite common stock.

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Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and your employer’s right, which rights are expressly reserved, to terminate your employment at any time for any reason.  Future stock awards, if any, you may receive from SonoSite will be governed by the terms of the SonoSite equity incentive plan under which such stock awards are granted, and such terms may be different from the terms of your assumed VisualSonics Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

To exercise your assumed VisualSonics Option(s), you must utilize SonoSite’s preferred broker, the E*Trade.

If you have any questions regarding this Agreement or your assumed VisualSonics Option(s), please contact Kate Young at 425-951-6763 or kate.young@sonosite.com.

ACKNOWLEDGMENT

By clicking the “I Agree” button, I acknowledge receipt of this Stock Option Assumption Agreement and understand and agree that all rights and liabilities with respect to the assumed VisualSonics Option(s) listed on the table above are hereby assumed by SonoSite and are as set forth in the Option Agreement(s) for such assumed VisualSonics Option(s), the 2010 Plans (as applicable) and this Stock Option Assumption Agreement and I agree to the terms as set forth in this Stock Option Assumption Agreement.